EXHIBIT 99.1

Caledonia Mining Corporation Plc: Completion of ATM Fund-Raising for Solar Project, Block Admission Cancellation and Block Admission Return

ST HELIER, Jersey, Sept. 04, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) today announces that, further to its announcement on July 24, 2020 relating to a block admission application and an "At the Market" or "ATM" sales agreement with Cantor Fitzgerald & Co (the “ATM Sales Agreement”), the Company has now raised US$13m pursuant to the ATM Sales Agreement through the sale and issue of 597,963 shares in the Company (the "ATM Shares").

Following issue of the ATM Shares, the Company has a total number of shares in issue of 12,118,823 common shares of no par value each.  Caledonia has no shares in treasury; therefore, this figure may be used by holders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

As disclosed in the announcement on July 24, 2020, application was made to AIM for a block admission in respect of up to 800,000 new depositary interests representing the same number of shares in the share capital of the Company which will rank pari passu with the existing shares in issue.

Given that the Company has now raised the maximum amount of funds sought under the ATM Sales Agreement through the issue of the ATM Shares, the Company has cancelled the remaining portion of the block admission (202,037 depositary interests) effective as at September 7, 2020, representing the surplus shares that are not required to be sold and issued under the ATM Sales Agreement.

As previously mentioned, Caledonia expects to use the amount of net proceeds from the sales for investment in the construction of a solar power plant to supply electricity to Blanket Mine in Zimbabwe.

In accordance with AIM Rule 29 and Schedule 6 of the AIM Rules for Companies and in full satisfaction of the Company’s obligation to make announcements of the utilisation of the block admission, the Company makes the following notification regarding its block admission facility:

(a)          Name of company

Caledonia Mining Corporation Plc

(b)          Name of the scheme

At the Market Sales Agreement

(c)          Period of return

From July 27, 2020 to September 7, 2020

(d)          Number and class of securities not issued under scheme

202,037 common shares of no par value each and an equal number of depositary interests

(e)          Number of securities issued under scheme during period

597,963 common shares of no par value each

(f)           Balance under the scheme of securities not yet issued at the end of the period

202,037 common shares of no par value each and an equal number of depositary interests

(g)          Number and class of securities originally admitted and the date of admission

800,000 depositary interests in common shares of no par value – July 27, 2020

(h)          Contact name(s) and telephone number(s)

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.